UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For February 12, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling.com Tel: (646) 284-9416

TGS announces Results for the Full Fiscal Year and

Fourth Quarter ended December 31, 2013

FOR IMMEDIATE RELEASE: Wednesday February 12, 2014

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 107.5 million, or Ps. 0.135 per share (Ps. 0.677 per ADS), for the fiscal year ended December 31, 2013, compared to a net income of Ps. 232.7 million, or Ps. 0.293 per share (Ps. 1.464 per ADS), recorded in the fiscal year 2012.

The net income decline during 2013 mainly stems from the impact of certain events that affected the operating income, such as: (i) a gradual increase in fixed costs in the Natural Gas Transportation business segment that were not compensated by a revenue increase, given that the implementation of a tariff adjustment has not been implemented in fourteen years, and (ii) the increase in the variable costs of the Production and Commercialization of Natural Gas Liquids (“Liquids”) business segment.

Secondly, net financial expenses also contributed to a higher recorded net loss for 2013. This negative variation, of Ps. 190.3 million, is mostly attributable to the impact of the foreign exchange loss generated by TGS’ U.S. dollar denominated debt, which was obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment).

Net income for the three-month period ended December 31, 2013 amounted to Ps. 58.5 million, or Ps. 0.074 per share (Ps. 0.368 per ADS), compared to a net income of Ps. 101.3 million, or Ps. 0.128 per share (Ps. 0.638 per ADS) recorded in the same period in 2012.

The decrease in the net income during the fourth quarter of 2013 resulted from a decrease in the operating income as fixed costs of the Transportation of Natural Gas business segment increased as well as certain variable costs in the Liquids business segment. In addition, the higher negative financial results were impacted by the foreign exchange loss related to the Company’s foreign financial debt obligations. However, this effect was partially offset by the positive result obtained by contracting financial derivative instruments that mitigated the above- mentioned impact and higher interest generated by assets.

Year 2013 vs. Year 2012

For the year ended December 31, 2013, TGS posted total net revenues of Ps. 2,864.9 million, compared to Ps. 2,575.0 million recorded in 2012.

Revenues from the Natural Gas Transportation business segment increased by Ps. 57.6 million in 2013 compared with the previous year. The increase is primarily due to higher volumes transported under interruptible natural gas transportation contracts; however, it is worth noting that the tariff increase implementation has not yet taken place.

The Natural Gas Transportation business segment represented approximately 23% of TGS’ total revenues during 2013 and 2012, respectively. Following the implementation of the Public Emergency Law in 2002, TGS has not received any increase for its regulated natural gas transportation tariff. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. This business segment is subject to “ENARGAS” (the National Gas Regulatory Body) regulation.

The Production and Commercialization of Liquids segment revenue increased by Ps. 229.6 million in 2013, compared with the previous year, mainly due to an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, and higher revenues derived from logistics services rendered in Puerto Galván. Both effects were partially offset by a decline in the international reference price and a lower volume exported in order to meet the higher local demand of propane and butane.

Liquids’ Production and Commercialization revenues accounted for approximately 72% and 71% of the total revenue in 2013 and 2012, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

The Other Services business segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 5% and 6% of the revenue in 2013 and 2012, respectively.  Midstream activities consist of natural gas treatment, separation, and removal of impurities from the natural gas stream, as well as gas compression, rendered at the wellhead, typically for natural gas producers. In addition, TGS provides services related to pipeline and compression plant construction, operation and maintenance services, and steam generation for electricity production. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Other Services revenues increased by Ps. 2.7 million in the year ended December 31, 2013 compared to 2012, primarily due to higher revenues in the fiscal year 2012 for construction services related to the expansion of the pipeline system and facilities for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank imported by ship, located near the city of Bahia Blanca in the Province of Buenos Aires. This effect was partially offset by higher revenues from steam generation services for electricity generation and the positive impact that the variation in the exchange rate of the Argentine peso against the U.S. dollar and price adjustments obtained had on the revenues from natural gas treatment and conditioning services.

Cost of sales and administrative and selling expenses increased Ps. 301.1 million in 2013 compared to 2012. This variation is mainly attributed to an increase in the fixed costs, mainly from the Natural Gas Transportation business segment. The impact of Ps. 75.8 million in salary increases relates to the joint negotiations during 2013, which were significant in terms of the total costs. Moreover, the variable costs of production of liquids increased Ps. 156.1 million mainly due to the increased price of natural gas, purchased as Replenishment Thermal Plant (RTP) for the Cerri Complex.

Other operating income recorded in the fiscal year ended December 31, 2013 increased by Ps. 16.1 million over the previous year, mainly due to the certain provisions accruals recorded during 2013.

Net financial expense was Ps. 532.7 million in 2013, compared to Ps. 342.4 million reported in 2012. This negative variation is mostly attributable to a higher foreign exchange loss generated by TGS’s U.S. dollar denominated debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. The greatest negative impact on the foreign exchange loss amounted to Ps. 299.0 million. This effect was partially offset by a Ps. 38.0 million gain on derivative financial instruments and a Ps. 115.0 million gain on interest generated by assets.

In 2013 TGS reported a Ps. 65.9 million income tax expense, compared to Ps. 126.8 million reported in 2012. This decrease is due to lower pre-tax income reported in 2013.

Fourth quarter 2013 vs. fourth quarter 2012

For the three-month period ended December 31, 2013, the Company recorded total net revenues of Ps. 1,015.4 million, compared to Ps. 875.7 million reported in the fourth quarter of 2012.

Given that natural gas transportation tariffs have remained unchanged for fourteen years, revenues from the Transportation of Natural Gas segment during the fourth quarter of 2013 increased slightly by Ps. 1.9 million.

The Liquids Production and Commercialization segment increased Ps. 123.9 million in the fourth quarter of 2013, when compared to the same period in 2012. This increase is mainly due to the variation in the foreign exchange rate of the Argentine peso compared to the U.S. dollar. This effect was partially offset by lower volumes exported in order to meet the local demand of propane and butane, and better sales terms regarding the propane and butane export contract which was valid since September 2013.

Other Services revenues increased Ps. 13.9 million in the fourth quarter of 2013, when compared to the fourth quarter of 2012. This increase is mainly explained by: (i) the impact of the foreign exchange rate and the price adjustments obtained over the services of treatment and compression of natural gas, (ii) higher revenues from construction services rendered, (iii) higher steam generation services, and (iv) better sales terms in contracts regarding telecommunication services rendered by Telcosur S.A.

Cost of sales and administrative and selling expenses were Ps. 752.8 million in the fourth quarter of 2013, representing a Ps. 165.9 million increase from the same period in 2012. This variation is mainly attributed to the increase in fixed costs in the Natural Gas Transportation business segment (mainly due to labor costs) and the Ps. 130.2 million increase in variable costs of production in the Liquids segment.

Net financial expense rose to Ps. 164.4 million during the fourth quarter of 2013 compared to Ps. 133.3 million reported in the same period of 2012. This negative variation, of Ps. 31.1 million, was mainly related to the Ps. 156.5 million increase in the foreign exchange loss generated basically by a higher devaluation of the local currency during 2013, which has impacted TGS’ U.S. dollar denominated debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. This effect was partially offset by a Ps. 34.3 million gain on derivative financial instruments and a Ps. 87.8 million gain on interest generated by assets.

Liquidity and Capital Resources

Cash flow from operating activities in 2013 amounted to Ps. 363.5 million, mainly due to the higher cash flow generated by the Liquids business and the collection of past due accounts receivables of MetroGAS SA after the payment agreement held on December 30, 2013.

Cash flow used for investing activities increased by Ps. 282.4 million primarily as a result of the placement of funds in order to hedge exposure to changes in the exchange rate due to the financial indebtedness of the Company denominated in U.S. dollars.

Finally, cash flow used in financing activities increased by Ps. 258.1 million mainly due to dividend payments authorized by the Board of Directors Meetings held on December 6, 2012 and March 18, 2013 of Ps. 145.3 million and Ps. 118.3 million, respectively, according to the resolutions of the Ordinary Shareholders' Meeting held on April 12, 2012.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of Liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the Company’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. and a subsidiary, which altogether hold 50% of CIESA’s Common Stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) who has a trust shareholding of 40%. The remaining 10%is held by and (iii) EPCA S.A. (which belongs to Pampa Energía S.A.)

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years

ended December 31, 2013 and 2012

(In millions of Argentine pesos)

Breakdown of Net Financial Expense

for the years ended December 31, 2013 and 2012

 (In millions of Argentine pesos)

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the years ended December 31, 2013 and 2012

(In millions of Argentine pesos)

	2013	2012
Cash flows provided by operating activities		
Net income for the year	107.5	232.7
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	242.9	233.7
Consumption of materials	3.9	2.7
(Decrease) / Increase in allowances and provisions	(0.4)	13.4
(Gain) / loss on related companies	0.5	(0.2)
Interest expense accrual	210.6	178.1
Interest income on investments other than cash and cash equivalents	(15.6)	(6.7)
Income tax accrued	65.9	126.8
Derivative financial instrument results	(38.0)	-
Foreign exchange loss	505.1	179.2
Changes in assets and liabilities:		
Trade receivables	(0.9)	(127.6)
Other receivables	(49.0)	(50.0)
Inventories	46.9	(46.7)
Accounts payable	1.5	68.4
Payroll and social security taxes	13.8	0.2
Taxes payable	2.3	16.8
Income tax	(20.7)	(44.5)
Other liabilities	0.2	(3.2)
Provisions for contingences	(18.5)	(0.1)
Interest paid	(168.8)	(136.8)
Income tax paid	(62.6)	(119.7)
Derivative financial instrument	11.5	0.0
Advances from customers	33.0	(6.8)
Cash flows provided by operating activities	**871.1**	**509.7**
Cash flows used in investing activities		
Payment of additions to property, plant and equipment	(235.4)	(202.2)
Financial assets non considered as cash equivalents	(249.3)	-
Cash flows used in investing activities	**(484.7)**	**(202.2)**
Cash flows (used in) / provided by financing activities		
Advances from customers	-	0.0
Payment of loans	(4.4)	-
Proceeds of loans	30.0	20.0
Dividends paid	(263.7)	-
Cash flows (used in) / provided by financing activities	**(238.1)**	**20.0**
Net increase in cash and cash equivalents	**200.8**	**346.3**
Cash and cash equivalents at the beginning of the year	**693.0**	**346.7**
Effect of foreign exchange rate changes on cash and cash equivalents	**52.5**	**18.8**
Cash and cash equivalents at the end of the year	**893.8**	**693.0**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Legal and Regulatory Affairs Vice President

Date: February 12, 2014